January 1, 2012

Via e-mail:
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: **Quadrant 4 Systems Corporation**
          Form 10-K for Fiscal Year Ended
             December 31, 2010
             May 19, 2011
          Form 10-Q for Fiscal Quarter Ended June 30, 2011
             Filed August 17, 2011
          Form 10-Q for Fiscal Quarter Ended September 30, 2011
             Filed November 18, 2011
          File No. 033-42498

Dear Mr. Spirgel:

The above-referenced registrant, Quadrant 4 Systems Corporation, is in receipt of your letter dated January 10, 2012, addressed to Mr. Dhru Desai, Chief Financial Officer of the registrant. Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filings. Set forth below is the status of our responses to your comments.

We are not in agreement with certain of your comments, but we will be reconsidering all of them.

Our auditors are about to commence our audit for the year ended December 31, 2011 and we will reconsider all your comments during and in light of the 2011 audit. Both the accounting for and the disclosure of each will be fully reconsidered, with assistance of our auditors.

We plan to have our audited completed by the end of February 2012 and at such time we will respond to the comment letter and either amend our 2010 Form 10 and the above 2011 Forms 10-Q or provide adjustments, if any, in our 2011 Form 10K.

Should you or the other members of the staff have questions regarding this letter or other comments; you should contact the undersigned at the registrant's principal executive offices at 2850 Golf Road, Suite 405, Rolling Meadows, Illinois 60008.

Sincerely,

/s/ Dhru Desai

Dhru Desai
Chief Financial Officer

Form 10-K for the Fiscal Year Ended December 31, 2010

3. ACQUISITIONS OF ASSETS

StoneGate Holdings

On May 20, 2010, the Company acquired 100% of the outstanding shares of VSG Acquisition, Inc. (VSG), RMI Acquisition, Inc. (RMI) and ISS Acquisition, Inc. (ISS) from StoneGate Holdings, Inc. (StoneGate Holdings), in exchange for a note payable of $3,800,000 and 32,000,000 shares of common stock of the Company. StoneGate Holdings, through VSG, RMI and ISS had either recently or was about to complete the following acquisitions. All of these purchases were to expand the Company's customer base. The note payable is due May 31, 2012, plus interest at 5%, per annum.

At the time of the acquisitions of these assets, the Company was unable to complete the acquisition of assets of VSG, RMI and ISS and Stonegate Holdings acquired the assets on behalf of the Company. In addition, Stonegate obtained the necessary cash to complete the transaction by agreeing to distribute shares of common stock of the Company.

VSG

Effective April 1, 2010, VSG purchased certain assets owned by Bank of America, acquired under its security agreement with Cornerstone Information Systems, Inc. and Orionsoft, Inc., in exchange for $3,800,000 in cash, the assumption of certain liabilities of $6,957,641 and a commitment to issue 32,000,000 of the Company's common stock to StoneGate Holdings for distribution to their investors. The purchase agreement provided for the Company to take control of the assets and operations on April 1, 2010. The asset acquisition agreements also provided for the Company to charge all uncollectable accounts receivable purchased against the note payable to Stonegate Holdings.

RMI

On May 3, 2010, RMI purchased certain assets owned by Resource Mine, Inc. in exchange for a note payable of $250,000 and the assumption of certain liabilities of $588,333. The purchase agreement provided for the Company to take control of the assets and operations on April 1, 2010.

ISS

Effective July 1, 2010 the ISS acquired certain assets of Software Solutions, Inc. in exchange for: (a) $850,000 in cash, which was paid $150,000 into escrow and $700,000 paid on October 15, 2010, plus interest at 10%, per annum, (b) $500,000 due on June 30, 2012, plus interest at 5%, per annum, and (c) 2,000,000 shares of the Company's common stock. The shares were valued at $900,000, the share price on the date of the acquisition. The purchase agreement provided for the Company to take control of the assets and operations on July 1, 2010.

The Company has accounted for all of the above transactions as if the Company was the accounting acquirer of all the assets acquired on the acquisition method. The aggregate acquisition price of $15,765,974 ($12,677,641, 838,333 and $2,250,000 for VSG, RMI and ISS, respectively), consisted of cash, liabilities assumed and shares issued, was allocated over the fair values of the assets acquired, liabilities assumed and shares issued. The shares of common stock of the Company were valued at $1,920,000 for VSG and $2,000,000 for ISS, the stock price of the Company's common stock as of the effective dates of the acquisitions.

The Company included the operations of VSG as of the date of control. The aggregate acquisition price was allocated over the assets acquired, as follows:

Accounts receivable - VSG	$	4,957,138
Accounts receivable – RMI		37,299
Accounts receivable - ISS		2,243,175
Customer list - VSG		7,720,503
Customer list - RMI		801,034
Deposit - ISS		6,825
Purchase price	$	15,765,974

Form 10-Q for the Quarterly Period Ended June 30, 2011

Quadrant 4 Solutions, Inc.

Effective March 1, 2011, the Company acquired all of the outstanding shares of Quadrant 4 Solutions, Inc. (formerly MGL Solutions, Inc.) and also purchased certain software development resources and assets based in India and assume certain liabilities associated with those assets.

The aggregate purchase of $9, 100,000, was paid as follows:

- Note payable of $5,000,000 to the seller, payable June 30, 2014,
- Issuance of 4,000,000 shares of common stock of the Company, and
- Assumption of up to $100,000 of accounts payable.

In addition, the purchase agreement requires a contingent earn-out/performance based payments of up to $5,000,000 over a period of 36 months, if the base performance of the transferred assets is at least at a $3,000,000 EDIT run rate, per year. The contingent earn-out payments, if any, will be charged to operations.

The Company took control of the assets and operations on March 1, 2011.

The shares were valued at $4,000,000 ($1.00 per share), the purchase price as determined by the parties.

The Company included the operations of Quadrant 4 Solutions as of the date of control. The Company recorded the purchase of the Quadrant 4 Solutions on the purchase method of accounting and allocated the aggregate purchase price over the assets acquired, as follows:

Accounts receivable	$ 3,172,206
Software technology	3,500,000
Framework software technology	2,100,000
Customer list	8,500,000
Accounts payable and accrued expenses	(2,500,000)
Notes payable	(5,672,206)
Purchase price	$ 9,100,000